As filed with the Securities and Exchange Commission on September 29, 2010
                                                  1940 Act File No. 811-21448


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM N-8F
         APPLICATION FOR DEREGISTRATION OF REGISTERED INVESTMENT COMPANY


I.       GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

         [X]      MERGER

         [ ]      LIQUIDATION

         [ ]      ABANDONMENT OF REGISTRATION
                  (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]      Election of status as a BUSINESS DEVELOPMENT COMPANY
                  (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund: Pioneer Municipal and Equity Income Trust

3.       Securities and Exchange Commission File No.:  811-21448

4.       Is this an initial Form N-8F or an amendment to a previously filed
         Form N-8F?

         [ ]      Initial Application           [X]      Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         60 State Street, Boston, Massachusetts 02109

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Toby R. Serkin, Bingham McCutchen LLP,
         One Federal Street, Boston, Massachusetts 02110, (617) 951-8760

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

	 Christopher J. Kelley, Associate General Counsel
         Pioneer Investment Management, Inc.
         60 State Street
         Boston, Massachusetts 02109, (617) 422-4360

         Custodian:

         Brown Brothers Harriman & Co.
	 40 Water Street
	 Boston, Massachusetts  02109
	 (617) 772-6390


         Transfer Agent:

         Pioneer Investment Management Shareholder Services, Inc.
	 60 State Street
	 Boston, Massachusetts  02109
	 (800) 225-6292


         NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.       Classification of fund (check only one):

         [X]      Management company;

         [ ]      Unit investment trust; or

         [ ]      Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [ ]      Open-end          [X]     Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):

         Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Pioneer Investment Management, Inc., 60 State Street,
         Boston, Massachusetts 02109

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         N/A

13.      If the fund is a unit investment trust ("UIT") provide:

         (a)      Depositor's name(s) and address(es):

         (b)      Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

         [ ]      Yes               [X]     No

         If Yes, for each UIT state:

                  Name(s):

                  File No.:  811-______

                  Business Address:

15.      (a)      Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]      Yes              [ ]      No

                  If Yes, state the date on which the board vote took place:

                  May 3, 2008

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]      Yes              [ ]       No

                  If Yes, state the date on which the shareholder vote took place:

                  September 11, 2008

                  If No, explain:


II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]      Yes               [ ]     No

         (a) If Yes, list the date(s) on which the fund made those distributions: October 24, 2008

         (b)      Were the distributions made on the basis of net assets?

                  [X]      Yes              [ ]      No

         (c)      Were the distributions made PRO RATA based on share ownership?

                  [X]      Yes              [ ]      No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e)      LIQUIDATIONS ONLY:
                  Were any distributions to shareholders made in kind?

                  [ ]      Yes              [ ]      No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      CLOSED-END FUNDS ONLY:
         Has the fund issued senior securities?

         [X]      Yes               [ ]     No

         If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

The Fund issued and redeemed Auction Market Preferred Shares ("AMPS") Series F7, AMPS Series T7, and AMPS Series Th28, as described in the Rule 23c-2 Notice of Intention to Redeem Securities filed with the Securities and Exchange Commision on September 16, 2008. In accordance with the provisons of the Statement of Preferences for AMPS, holders received $25,000 per share, plus an amount equal to accumlated but unpaid dividends thereon through the date fixed for redemption. All AMPS Series F7 were redeemed on October 6, 2008. All AMPS
Series T7 were redeemed on October 15, 2008. All AMPS Series Th28 were redeemed on October 24, 2008.

18.      Has the fund distributed ALL of its assets to the fund's shareholders?

         [X]      Yes               [ ]     No

         If No,
         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ]      Yes               [X]     No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

         [ ]      Yes               [X]     No

         If Yes,
         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)      Why has the fund retained the remaining assets?

         (c)      Will the remaining assets be invested in securities?

                  [ ]      Yes              [ ]      No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ]      Yes               [X]     No

         If Yes,
         (a)      Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:

                  (i)      Legal expenses:                      $233,365.84
                                                                -----------

                  (ii)     Accounting expenses:                 $ 12,975.00
                                                                -----------

                  (iii)    Other expenses (list and
                           identify separately):

                           Proxy/Shareholder Meeting            $  2,392.30
                                                                -----------
                           Audit                                $
                                                                -----------
                           Printing                             $  8,290.85
                                                                -----------

                  (iv)     Total expenses (sum of lines
                           (i)-(iii) above):                    $257,023.99
                                                                ===========

         (b)      How were those expenses allocated?

The fund paid 100% of the expenses incurred in connection with entering into and carrying out the reorganization.

         (c)      Who paid those expenses?

The fund paid 100% of the expenses incurred in connection with entering into and carrying out the reorganization.


         (d) How did the fund pay for unamortized expenses (if any)?

         Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ]      Yes               [X]     No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [ ]      Yes               [X]     No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]      Yes               [X]     No

         If Yes, describe the nature and extent of those activities:


VI.      MERGERS ONLY

26.      (a)      State the name of the fund surviving the Merger:

                  Pioneer Tax Free Income Fund

         (b) State the Investment Company Act file number of the fund surviving the Merger:

                  811-2704

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                  File No. 333-151757, Form N-14/A, (filed August 12, 2008;
                  SEC Accession No. 0001145443-08-002352)

         (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Pioneer Municipal and Equity Income Trust, (ii) he is the Chairman of the Board, Trustee and President of Pioneer Municipal and Equity Income Trust, and
(iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.



                                             /s/ John F. Cogan, Jr.
                                             ----------------------
                                             John F. Cogan, Jr.